DEALERWEB INC.

(SEC I.D. No. 8-38103)

Statement of Financial Condition as of December 31, 2022, and Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document

PUBLIC

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SEC FILE NUMBER
8-38103

Annual Reports

Form X-17A-5

Part III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING   **01/01/2022**   AND ENDING   **12/31/2022**

      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Dealerweb Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer   □ Security-based swap dealer   □ Major security-based swap participant

□ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2200 Plaza Five, Harborside Financial Center

(No. and Street)

Jersey City	**NJ**	**07311**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard J. Cotter	**646-484-2929**	**cotter@dealerweb.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP

(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	**New York**	**NY**	**10112-0015**
(Address)	(City)	(State)	(Zip Code)

10/20/2003	**34**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

This report contains (check all applicable boxes):**

X   (a) Statement of financial condition.

X   (b) Notes to statement of financial condition.

☐   (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐   (d) Statement of cash flows.

☐   (e) Statement of changes in stockholder's or partners' or sole proprietor's equity.

☐   (f) Statement of changes in liabilities subordinated to claims of creditors.

☐   (g) Notes to financial statements.

☐   (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐   (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐   (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐   (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐   (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐   (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐   (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐   (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐   (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

X   (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐   (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐   (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable (filed separately).

☐   (t) Independent public accountant's report based on an examination of the statement of financial condition.

X   (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐   (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐   (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable (filed separately).

☐   (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐   (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐   (z) Other:

    **For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Affirmation

I, Richard J. Cotter, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Dealerweb Inc., as of December 31, 2022, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Richard J. Cotter

Chief Financial Officer

'Pursuant to the statement from the staff of the Division of Trading and Markets regarding the notarization requirements applicable to the Impacted Paper Submissions or in the electronic filings of a broker-dealer's annual reports required under paragraph (d) of SEC Rule 17a-5 and the difficulties arising from COVID-19, Dealerweb Inc. is making this filing without a notarization.



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Stockholder of Dealerweb Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Dealerweb Inc. (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 3 to the financial statement, on November 7, 2022, Execution Access LLC merged with and into Dealerweb Inc and the net assets of Execution Access LLC were transferred to Dealerweb Inc. at their respective carrying values.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 1, 2023

We have served as the Company's auditor since 2019.

Dealerweb Inc.
Statement of Financial Condition
December 31, 2022 (in thousands)

Assets

Cash and cash equivalents	$	179,782
Cash segregated under federal regulations		1,000
Receivables from brokers and dealers and clearing organizations net of allowances for credit losses of $36		30,385
Deposits with clearing organizations		17,084
Right-of-use assets		1,437
Memberships in clearing organizations		2,406
Receivables from parent and affiliates		2,557
Deferred tax asset		7,920
Accrued income		1,462
Goodwill		69,767
Intangible assets - net of accumulated amortization		72,285
Other assets		313
Total assets	$	386,398

Liabilities and Stockholder's Equity

Liabilities

Payable to brokers and dealers and clearing organizations	$	12,824
Accrued compensation		29,506
Accounts payable, accrued expenses and other liabilities		18,132
Lease liability		1,432
Deferred tax liability		164
Payable to parent and affiliates		4,495
Total liabilities		66,553

Stockholder's Equity

Class A common stock		1
Class B common stock		—
Additional paid-in capital		273,456
Retained earnings		71,015
		344,472
Common stock in treasury, at cost (36,022 shares)		(24,627)
Total equity		319,845
Total liabilities and stockholder's equity	$	386,398

The accompanying notes are an integral part of this financial statement.

Dealerweb Inc.
Notes to Financial Statement
December 31, 2022

1. Nature of Operations

Dealerweb Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), a registered independent introducing broker with the Commodity Futures Trading Commission ("CFTC") and a member of the National Futures Association ("NFA"). The Company operates as a broker's broker primarily in the purchase and sale of United States government and government agency mortgage-backed securities, United States treasury bills, notes and bonds, repurchase agreements and collateralized mortgage obligations. The Company operates an electronic trading system for its clients as a registered alternative trading system ("ATS") primarily for U.S. treasury and agency mortgage-backed securities.

Dealerweb Inc. is a wholly-owned subsidiary of Tradeweb IDB Markets, Inc. (the "Parent"). The Parent is a wholly-owned subsidiary of Tradeweb Markets LLC ("Markets"). On April 3, 2019, Markets became a consolidating subsidiary of Tradeweb Markets Inc. ("TWMI") through a series of reorganization transactions ("Reorganization Transactions") that were completed in connection with TWMI's initial public offering ("IPO") which was completed on April 8, 2019.

Execution Access Merger

On June 25, 2021 (the "Acquisition Date"), Markets closed on the acquisition of Execution Access, LLC ("EA"), together with related assets (the "EA Business") and affiliates for an all cash purchase price of $190 million, net of cash acquired. The Company attributed $152 million of the $190 million purchase price to the EA Business. EA was a registered broker-dealer under the Securities Exchange Act of 1934 and a member of FINRA. EA operated as a U.S. Government Securities Broker and offered or engaged in electronic trading of U.S. treasury securities for its clients as a registered ATS for U.S. treasury securities. On November 7, 2022, EA merged with and into the Company with the Company being the surviving post-merger entity (the "Merger"). The Merger was accounted for as a merger of entities under common control (see Note 3 - Merger with Execution Access, LLC).

2. Significant Accounting Policies

The following is a summary of significant accounting policies:

Basis of Accounting

The financial statements have been presented in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and the difference may be material to the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents consists of cash and highly liquid investments (such as short-term money market instruments) with original maturities at the time of purchase of less than three months.

Allowance for Credit Losses

The Company continually monitors collections and payments from its clients and maintains an allowance for credit losses. The allowance for credit losses is based on an estimate of the amount of potential credit losses in existing receivables from brokers and dealers and clearing organizations, as determined from a review of aging schedules, past due balances, historical collection experience and other specific account data. Careful analysis of the financial condition of the Company's counterparties is also performed.

Goodwill

Goodwill is the cost of the EA Business in excess of the fair value of identifiable net assets at the acquisition date. Goodwill is not amortized, but is tested for impairment annually on October 1st and between annual tests, whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. Goodwill is tested at the reporting unit level, which is defined as an operating segment or one level below the operating segment. The Company consists of one reporting unit for goodwill impairment testing purposes. An impairment loss is recognized if the estimated fair value of a reporting unit is less than its net book value. Such loss is calculated as the difference between the estimated fair value of goodwill and its carrying value.

Goodwill was last tested for impairment on October 1, 2022 and no impairment of goodwill was identified.

Intangible Assets

Intangible assets are amortized over the estimated useful lives of 13 years. These intangible assets are tested for impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable. An impairment loss is recognized if the sum of the estimated discounted cash flows relating to the asset or asset group is less than the corresponding book value.

Translation of Foreign Currency

Revenues and expenses denominated in currencies other than U.S. dollars are translated at the rate of exchange prevailing at the transaction date. Assets and liabilities denominated in foreign currencies are translated at the rate prevailing at the statement of financial condition date.

Income Taxes

The Company is subject to U.S. federal, state and local income taxes with respect to its taxable income. The Company is included in the consolidated federal income tax return and combined state income tax returns with its Parent. The Parent makes income tax payments and charges the subsidiary for its share of the expense, which is computed as if the subsidiary filed separate tax returns. The tax benefits of consolidation are reflected in the Parent's results of operations.

The Company records deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and measures the deferred taxes using the enacted tax rates and laws that will be in effect when such

temporary differences are expected to reverse. The Company believes that it is more likely than not that it will be able to realize its deferred tax assets in the future; therefore, no valuation allowance is necessary.

The Company records uncertain tax positions in accordance with Accounting Standards Codification ("ASC") 740, Income Taxes on the basis of a two-step process whereby (i) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. Accrued interest and penalties are included within accounts payable, accrued expenses and other liabilities in the statement of financial condition.

Stock Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation – Stock Compensation*. ASC 718 focuses primarily on accounting for a transaction in which an entity obtains employee services in exchange for stock-based payments. Under ASC 718, the stock-based payments received by the employees of the Company are accounted for as equity awards.

As an equity award, the Company measures and recognizes the cost of employee services received in exchange for awards of equity instruments based on their estimated fair values measured as of the grant date. These costs are recognized as an expense over the requisite service period with an offsetting increase to additional paid-in capital.

For periods following the Reorganization Transactions and the IPO, the fair value of new equity instrument grants is determined based on the price of TWMI's Class A common stock on the grant date.

Under ASC 718, the grant-date fair value of stock-based awards that do not require future service (i.e., vested awards) are expensed immediately. The grant-date fair value of stock-based awards that require future service, and are graded-vesting awards, are amortized over the relevant service period on a straight-line basis, with each tranche separately measured. The grant-date fair value of stock-based awards that require both future service and the achievement of performance-based conditions for TWMI, are amortized over the relevant service period for the performance-based condition. If in a reporting period it is determined that the achievement of a performance target for a performance-based tranche is not probable, then no expense is recognized for that tranche and any expenses already recognized relating to that tranche in prior reporting periods are reversed in the current reporting period.

In 2018 and 2019, the TWMI awarded options to management and other employees, including employees of the Company (collectively, the "Special Option Award") under the Amended and Restated Tradeweb Markets Inc. Option Plan (the "Option Plan"). In accounting for the options issued under the Option Plan, compensation expense is measured and recognized for all awards based on their estimated fair values measured as of the grant date. Costs related to these options are recognized as an expense in the statement of income over the requisite service period, with an offsetting increase to retained earnings.

Determining the appropriate fair value model and calculating the fair value of the stock-based awards requires the input of highly subjective assumptions, including the expected life of the stock-based awards and the stock price volatility. The Company uses the Black-Scholes pricing model to value some of its stock-based awards.

Fair Value Measurement

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Instruments that the Company owns (long positions) are marked to bid prices, and instruments that the Company has sold, but not yet purchased (short positions) are marked to offer prices. Fair value measurements do not include transaction costs.

The fair value hierarchy under ASC 820, Fair Value Measurement ("ASC 820"), prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below.

Basis of Fair Value Measurement

Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2   Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3   Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Financial Instruments Measured at Fair Value

The Company's financial instruments measured at fair value on the financial statements as of December 31, 2022, in thousands, have been categorized based upon the fair value hierarchy as follows:

	Carrying Value	Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
As of December 31, 2022					
Assets					
Cash equivalents - Money market funds	160,330	160,330	—	—	160,330
	$ 160,330	$ 160,330	$ —	$ —	$ 160,330

The Company's money market funds are classified within level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets.

Financial Instruments Not Measured at Fair Value

The Company's financial instruments not measured at fair value on the financial statements as of December 31, 2022, in thousands, have been categorized based upon the fair value hierarchy as follows:

	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
As of December 31, 2022					
Assets					
Cash	$ 19,452	$ 19,452	$ —	$ —	$ 19,452
Cash segregated under federal regulations	1,000	1,000	—	—	1,000
Receivable from brokers and dealers and clearing organizations	30,385	—	30,385	—	30,385
Deposits with clearing organizations	17,084	17,084	—	—	17,084
Memberships in clearing organizations	2,406	—	—	2,406	2,406
	$ 70,327	$ 37,536	$ 30,385	$ 2,406	$ 70,327
Liabilities					
Payable to brokers and dealers and clearing organizations	$ 12,824	$ —	$ 12,824	$ —	$ 12,824
	$ 12,824	$ —	$ 12,824	$ —	$ 12,824

The carrying value of financial instruments not measured at fair value classified within level 1 or level 2 of the fair value hierarchy approximates fair value because of the relatively short-term nature of the underlying assets or liabilities. The memberships in clearing organizations are classified within level 3 of the fair value hierarchy because the valuation requires assumptions that are both significant and unobservable.

Business Segments

The Company's operations constitute a single business segment derived substantially in the United States of America.

3. Merger with Execution Access, LLC

On November 7, 2022, the EA Business was merged with and into the Company, with the Company being the surviving post-merger entity. The Merger resulted in a change in reporting entity and was accounted for as a transfer of net assets between entities under common control pursuant to ASC 805-50, "Business

Combinations - Related Issues". When accounting for a transfer of net assets between entities under common control, the entity that receives the net assets initially measures the recognized assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer. If the carrying amounts of the assets and liabilities transferred differ from the historical cost of the parent of the entities under common control, for example, because pushdown accounting had not been applied, then the financial statements of the receiving entity shall reflect the transferred assets and liabilities at the historical cost of the parent of the entities under common control. The receiving entity reports the results of operations for the period in which the transfer occurs as though the transfer of net assets had occurred in the beginning of the period presented. Therefore, in the Company's financial statement as of December 31, 2022, all financial information has been retrospectively adjusted to reflect the Merger as if it occurred on January 1, 2022, eliminating any transactions between the Company and EA.

On June 25, 2021, Markets closed on the acquisition of the "EA Business". The acquisition was accounted for as a business combination and as a result, the total cost of the acquisition was allocated to the underlying net assets based on their respective estimated fair values. The excess of the purchase price over the estimated fair values of the net assets acquired was recorded as goodwill. Management utilized the assistance of a third-party valuation specialist to determine the fair value of the assets acquired and liabilities assumed on the Acquisition Date. The fair values were determined based on assumptions that reasonable market participants would use in the principal (or most advantageous) market and primarily included significant unobservable inputs (Level 3). Customer relationships were valued using the income approach, specifically a multi-period excess earnings method. The excess earnings method examines the economic returns contributed by the identified tangible and intangible assets of a company, and then examines the excess return that is attributable to the intangible asset being valued. The discount rate used reflects the amount of risk associated with the hypothetical cash flows for the customer relationships relative to the overall business. In developing a discount rate for the customer relationships, Management estimated a weighted-average cost of capital for the overall business and employed an intangible asset risk premium to this rate when discounting the excess earnings related to customer relationships. The resulting discounted cash flows were then tax-affected at the applicable statutory rate. A discounted tax amortization benefit was also added to the fair value of the assets under the assumption that the customer relationships would be amortized for tax purposes over a period of 15 years. For GAAP purposes, the customer relationships are amortized over a useful life of 13 years. The goodwill acquired was primarily attributable to the acquisition of an assembled workforce and expected synergies from the integration of the operations of the EA Business into Market's operations. All of the goodwill recognized is expected to be deductible for income tax purposes.

As of January 1, 2022, the Company recorded total assets of $375,619,000 and total liabilities of $3,623,000 as an adjustment to opening stockholder's equity of $371,996,000 relating to the Merger.

The balances of the goodwill and the intangibles assets - customer relationships of the EA Business on December 31, 2022, 2021 and the Acquisition Date, in thousands, is as follows:

Dealerweb Inc.
Notes to Financial Statement
December 31, 2022

	December 31, 2022	December 31, 2021	June 25, 2021
Goodwill	$69,767	$69,767	$69,767
Intangible assets - customer relationships	$ 81,714	$ 81,714	$ 81,714
Accumulated amortization	(9,429)	(3,143)	—
Intangible assets - customer relationships, net of accumulated amortization	$ 72,285	$ 78,571	$ 81,714

.

4. Cash and Cash Equivalents

At December 31, 2022, cash and cash equivalents include an investment in money market funds of $160 million with major financial institutions.

5. Cash Segregated Under Federal Regulations

Cash has been segregated in a special reserve bank account for the benefit of brokers and dealers under SEC Rule 15c3-3. The Company computes a proprietary accounts of broker-dealers ("PAB") reserve, which requires the Company maintain minimum segregated cash in the amount of total credits per the Reserve Computation. As of December 31, 2022, cash in the amount of $1,000,000 has been segregated in the PAB reserve account exceeding the requirements pursuant to SEC Rule 15c3-3.

6. Deposits with Clearing Organizations

Deposits with clearing organizations consists of cash.

7. Receivable from and Payable to Brokers and Dealers and Clearing Organizations

Receivable from and payable to brokers and dealers and clearing organizations includes commissions receivable and other receivables and payables. The Company may be exposed to credit risk regarding its receivables, which are primarily receivable from financial institutions, including banks and broker/dealers.

8. Leases

The Company recognizes a right-of-use asset and a lease liability for all leases with an initial term in excess of twelve months. The Company accounts for an option to extend a lease when the option is reasonably certain to be exercised. The asset reflects the present value of future minimum lease payments coupled with initial direct costs, prepaid lease payments and lease incentives. The amount of the lease liability is calculated as the present value of future minimum lease payments. The Company has elected to account for non-lease components in a contract as part of the single lease component to which they are related.

Significant assumptions and judgements in calculating the right-of-use assets and lease liability include the determination of the applicable borrowing rate for each lease.

Activity related to the Company's leases for the year ended December 31, 2022, in thousands, is as follows:

	Amount
Operating lease expense	$ 305
Cash for amounts included in the measurement of operating liability	$ 332
Right-of-use assets obtained in exchange for operating liabilities	$ 1,496

At December 31, 2022, weighted average borrowing rate and weighted average lease terms are as follows:

	Amount
Weighted average borrowing rate	3.29 %
Weighted average remaining lease term (years)	5.50

The following table presents the maturity of lease liabilities as of December 31, 2022

	Amount
2023	273
2024	274
2025	281
2026	289
2027	297
Thereafter	152
Total future minimum lease payments	1,566
Less imputed interest	(134)
Lease liability	$ 1,432

9. Income Taxes

The components of the Company's net deferred tax assets of $7.8 million are composed primarily of future tax benefits of $3.6 million related to goodwill and intangibles and $3.8 million related to employee compensation.

At December 31, 2022, the total amount of unrecognized tax benefits, including interest and penalties was $1.0 million. The Company does not anticipate any significant changes to its total unrecognized tax benefits within the next twelve months.

10. Stock Based Compensation Plans

TWMI and Markets have stock incentive plans which provide for the grant of performance-based restricted share units ("PRSUs"), restricted share units ("RSUs") and options, to encourage employees of Markets and its subsidiaries and affiliates to participate in the long-term success of TWMI and Markets.

PRSUs are promises to issue actual shares of common stock at the end of a three-year cliff vesting period. The number of shares a participant will receive upon vesting is determined by a performance modifier, which is adjusted as a result of the financial performance of the TWMI in the grant year. The performance modifier can vary between 0% (minimum) and 200% (maximum) of the target (100%) award amount.

RSUs are promises to issue actual shares of common stock at the end of a vesting period. RSUs vest one-third each year over a three-year period.

In 2018 and 2019, Markets made a special award of options to management and other employees. Each option award vests one half based solely on the passage of time and one half only if Markets achieves certain performance targets. The time vesting portion of the options has a four-year graded vesting schedule, with accelerated vesting for time-based options granted prior to the initial public offering.

In accounting for the options issued under the Option Plan, compensation expense is measured and recognized for all awards based on their estimated fair values measured as of the grant date.

The fair value of the options is calculated on the grant date using the Black-Scholes model. The significant assumptions used to estimate the fair value of the options as of grant date did not reflect changes that would have occurred to these assumptions as a result of TWMI's IPO.

TWMI and Markets allocates to the Company compensation expense relating to PRSUs, RSUs and option awards granted to employees of the Company.

11. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. Under the Rule, the Company is required to maintain net capital, as defined, equivalent to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2022, the Company had net capital of $130,945,000 which exceeded its requirement of $3,580,000 by $127,365,000. The Company's ratio of aggregate indebtedness to net capital was 0.41 to 1.

12. Related Party Transactions

Under a service agreement between the Company and Tradeweb Markets LLC ("Markets"), Markets provides the Company with certain legal, financial, tax, accounting, human resources, facilities, marketing, technology and administrative services relating to the Company's inter-dealer broker business.

Under a service agreement between the Company and DW SEF LLC ("DW SEF"), an affiliate of the Company, the Company provides DW SEF with certain receipt collection, payroll, benefits and administrative services relating to DW SEF's business. Fees on the agreement are based on actual costs incurred by the Company. On a monthly basis, the Company settles the net receivable or payable with DW SEF via receivables from and payable to affiliates. Receivables from and payable to affiliates balances with other affiliates are settled in the same manner.

13. Credit Risk

The Company may be exposed to credit risk regarding its receivables, which are primarily receivable from financial institutions, including banks and broker-dealers. At December 31, 2022, the Company maintained an allowance for credit losses of $36,000 with regard to these receivables.

14. Commitments and Contingencies

The Company has been named as a defendant, along with other financial institutions, in 2 consolidated antitrust class actions relating to trading practices in United States Treasury securities auctions. The cases were dismissed in March 2021, with the Court granting the Plaintiffs leave to further amend the complaint by no later than May 14, 2021. The plaintiffs filed an amended complaint on or about May 14, 2021, and the Company moved to dismiss the amended complaint on June 14, 2021. By order dated March 31, 2022, the Court granted the Company's motion and dismissed all of the claims against it in the amended complaint. The Court also denied the plaintiffs' request for leave to file a further amended complaint. On April 28, 2022, the Plaintiffs filed a Notice of Appeal of the decision and filed their opening brief on the appeal in the United States Court of Appeals for the Second Circuit on August 18, 2022. The Company filed its brief in response on November 17, 2022. Plaintiffs filed their brief in reply in further support of their appeal on December 14, 2022. The parties have requested oral argument on the appeal, which request is currently pending, and no date for oral argument has yet been set. The Company intends to vigorously defend the District Court's decision on appeal and assert its meritorious defenses to the allegations.

15. Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company as agent, executes transactions with, and on behalf of, other brokers and dealers. If the agency transactions do not settle because of failure to perform by either counterparty, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transaction.

A substantial number of the Company's transactions are collateralized and executed with, and on behalf of, a limited number of brokers and dealers. The Company's exposure to credit risk associated with the nonperformance of these clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the clients' ability to satisfy their obligations to the Company.

The Company does not expect nonperformance by counterparties in the above situations. However, the Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business.

The Company has cash in banks in excess of FDIC-insured limits and is exposed to the credit risk resulting from this concentration of cash.

16. Subsequent Events

There were no subsequent events requiring adjustment to the financial statement or disclosure through March 1, 2023, the date that the Company's financial statement was issued.